Exhibit 3.2

CERTIFICATE OF MERGER OF
MUTUAL EXCHANGE INTERNATIONAL
 (a Florida corporation)
and
AVENUE EXCHANGE CORP.
(a Delaware corporation)

Pursuant to the provisions of Sections 252 of Delaware General Corporation Law, the foreign corporation and the domestic corporation herein named do hereby adopt the following Certificate of Merger.

1.      MUTUAL EXCHANGE INTERNATIONAL., a Florida corporation formed on July 16, 1990 is merging with AVENUE EXCHANGE CORP., a Delaware Corporation, such that AVENUE EXCHANGE CORP., a Delaware Corporation shall be the Surviving Corporation.

2.      An Agreement of Merger (also called "Plan of Merger") has been approved, adopted, certified, executed and acknowledged by the Board of Directors and majority shareholders of both the Merged Corporation and the Surviving Corporation.

3.      The name of the surviving corporation is AVENUE EXCHANGE CORP., a Delaware corporation.

4.      The Certificate of incorporation of the Surviving Corporation shall be its Certificate of Incorporation. Each Ten (10) shares of the issued and outstanding shares of the common stock of the Non-Surviving Corporation immediately before the effective time and date of the merger shall be converted into one share of the common stock of the Surviving Corporation, without further action required of the stockholders. Each One (1) share of the issued arid outstanding shares of the preferred stock of the Non-Surviving Corporation immediately before the effective time and date of the merger shall be convened into one share of the preferred stock of the Surviving Corporation, without further action required of the stockholders.

5.      An executed copy of the Agreement of Merger is on file an the principal office of the surviving corporation at I1 N.E. 1st      Ave., Suite 306, Ocala, FL 34470 and such executed Agreement of Merger or a copy thereof will be furnished by the surviving corporation, on request and without cost, to any stockholder of either the Surviving Corporation or the non-surviving corporation.

6.      The merger of the Merged Corporation with and into the Surviving Corporation is permitted by the laws of the jurisdiction of organization of the Merged Corporation and has been authorized in compliance with said laws, by which the Merged Corporation is governed.

7.      The total authorized capital stock of the nonsurviving corporation (MUTUAL EXCHANGE INTERNATIONAL., Florida) is Six Hundred and Million Shares (600,000,000) comprised of Five Hundred Million (500,000.000) common shares, $.001 par value and One Hundred Million (100,000,000) preferred shares, $.001 par value, The Agreement of Merger was approved by a vote of 96.953% of all shares of stock entitled to vote, which vote is sufficient for the approval of the Agreement of Merger.

8.      The Agreement of Merger was approved by written consent of the sole stockholder of the Surviving Corporation and by the Board of Directors of the Surviving Corporation pursuant to the provisions of Section 252, which incorporates Section 251 of the Delaware General Corporation Law.

9.      The merger herein provided for shall become effective in the State of Delaware on March 31, 2008.

Executed March 6, 2008	AVENUE EXCHANGE CORP.,
a Delaware corporation

By: /s/ Mark Rentschler
Mark Rentschler